SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 27 May 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Friday 27 May 2011

BT Group plc

Annual Financial Report

Annual Report & Form 20-F 2011
Summary financial statement & notice of meeting 2011

Following release on 12 May 2011 of its final results for the fourth quarter and year to 31 March 2011 (the Results Announcement), BT announces that the above documents have been published today and are available on our website at www.bt.com/annualreport

Copies of these documents, together with the proxy forms for the BT Annual General Meeting, have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

For the purposes of complying with the FSA's Disclosure and Transparency Rules, additional information including certain information in the BT Annual Financial Report for 2011 (the Annual Report) is set out below.

Additional Information

This information, which is extracted from the Annual Report should be read in conjunction with the Results Announcement which includes a set of condensed consolidated financial statements, an indication of the important events that have occurred in the reporting period, and a description of BT's principal risks and uncertainties.  Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the full Annual Report.

Page and note numbers below refer to pages and notes in the Annual Report, and defined terms used refer to terms as defined in the Annual Report.

"Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Key management personnel compensation is shown in the table below:

Year ended 31 March	2011	2010	2009
	£m	£m	£m
Salaries and short-term benefits	11.4	10.3	8.4
Termination benefits	-	0.1	2.4
Post employment benefits	1.4	1.8	2.3
Share-based payments	5.3	2.6	3.6
	18.1	14.8	16.7

More detailed information concerning directors' remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors' Remuneration, which forms part of the consolidated financial statements.

Amounts paid to the group's retirement benefit plans are set out in note 23.  There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.

During 2011, the group purchased services in the normal course of business and on an arm's length basis from its principal associate, Tech Mahindra Limited. The net value of services purchased was £258m (2010: £301m, 2009: £296m) and the amount outstanding and payable for services at 31 March 2011 was £61m (2010: £65m, 2009: £89m). In 2010 a cash payment of £127m was made to Tech Mahindra Limited for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels within BT Global Services."

"Statement of Directors' responsibilities

Each of the directors, whose names and functions are listed on pages 60 to 61 confirm that, to the best of their knowledge:

·
the consolidated financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

·
the Report of the directors on pages 59 to 86 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces."

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 27 May 2011